Filed Pursuant to Rule 433
Registration No. 333-195697

Wells Fargo & Company

Final Term Sheet

2.975% Notes Due May 19, 2026

Issuer:	Wells Fargo & Company (“Issuer” or “WFC”)

Issue:	2.975% Notes due May 19, 2026 (the “Notes”) issued pursuant to a Prospectus dated May 5, 2014, as supplemented by a Prospectus Supplement dated May 10, 2016 and a Canadian Wrapper dated May 10, 2016 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS:	AA

	Moody’s:	A2

	S&P:	A

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,000,000

Price Date:	May 10, 2016

Settlement Date:	May 17, 2016 (T+5)

Maturity Date:	May 19, 2026

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is shorter than a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	2.975%

Issue Spread:

+167 bps over the GoC Curve (CAN 2.25% 1JUN25 & CAN 1.50% 1JUN26)

+167 bps minus a curve adjustment of 0.4 bps plus a delay cost of 0.1 bps over the CAN

1.50% 1JUN26 (priced at $101.80 to yield 1.308%)

Yield:	2.975%

Interest Payments Dates:	The Notes will bear interest from the settlement date up to, but excluding, May 19, 2026 at a fixed annual rate of 2.975%, payable, with the exception of the first coupon, in equal semi-annual instalments on May 19th and November 19th in each year, with the first payment of interest due on November 19, 2016 and the last payment of interest due on May 19, 2026. The first payment of interest shall be a long first coupon in the amount of $15,038,013.70.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities, as defined further in the Canadian Offering Memorandum.

Governing Law:	New York

Sales Restrictions:	This issue is available in each of the provinces of Canada only as a private placement to investors that are certain categories of “accredited investors” and in certain circumstances that are also “permitted clients”, each as set out in the Canadian Offering Memorandum. Resales in Canada will only be permitted pursuant to an exemption from the prospectus requirements of applicable provincial securities laws.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

CUSIP / ISIN:	949746RX1 / CA949746RX19

Syndicate:

TD Securities Inc., Wells Fargo Securities Canada, Ltd., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. (Joint Bookrunners)

CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. (Co-Managers)

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling TD Securities Inc. at 800-263-5292, Wells Fargo Securities Canada, Ltd at 416-607-2919, BMO Nesbitt Burns Inc. at 416-359-6574 or RBC Dominion Securities Inc. at 416-842-6311.